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Prospectus

38,304,857 Shares of Common Stock

24/7 REAL MEDIA, INC.

        This prospectus relates to the offer and sale of 38,304,857 shares of our common stock by the selling stockholder listed on pages 6 and 7. The selling stockholder may offer its shares of common stock through public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices, or at privately negotiated prices. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

        Our common stock is listed on the Nasdaq SmallCap Market, under the symbol "TFSM." On September 11, 2003, the last reported sale price for the common stock was $1.64 per share.

        Investing in our common stock involves risks. See the section entitled, "Risk Factors," beginning on page 3 to read about some factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

September 11, 2003

You should rely only on information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

24/7 REAL MEDIA, INC.

        We are a gateway to the full spectrum of solutions for interactive marketing. We believe our Open AdSystem™ platform, based on our patent-protected technology, enables Internet marketers to target, convert and retain their best online customers and manage and protect customer relationships. We work closely with our customers to implement integrated, value-enhancing solutions to manage critical aspects of Internet marketing from ad sales and media representation to campaign planning, execution and optimization as well as audience measurement and analysis.

        Our global business operates in North America and Europe and is organized into two principal business lines: Integrated Media Solutions and Technology Solutions.

Integrated Media Solutions

        Integrated Media Solutions consists of the 24/7 Web Alliance, 24/7 Search and Other Media Services.

The 24/7 Web Alliance

        The 24/7 Web Alliance is an alliance of Web sites on which our client advertisers can place targeted ad campaigns globally. The 24/7 Web Alliance offers customized online marketing strategies that combine premier brands, content targeting and mass reach. Advertisers can utilize the 24/7 Web Alliance to deliver advertisements on a single Web site or across the entire 24/7 Web Alliance. Our 24/7 Web Alliance consists of two distinct elements:

The 24/7 Network

        Our 24/7 Network aggregates hundreds of Web sites that we believe are attractive to advertisers, generate a high number of ad impressions and offer a variety of online content to the 24/7 Network. We leverage our Open AdSystem technology platform to deliver all ads in our 24/7 Network and perform advanced targeting functions for our client advertisers. Through the 24/7 Network, we can provide marketers with cost-effective, custom media solutions to both build brand value and target high-quality customers. To accomplish this, we offer advertisers a range of impression-based and performance-based pricing models. The 24/7 Network is a marketing solution that delivers targeted campaigns for advertisers who demand the high response, quality content alignment, quality brand affiliation and value.

The 24/7 Portfolio

        We provide advertising sales and media representation services to a select portfolio of partner Web sites independent from our 24/7 Web Network. We believe our portfolio of media solutions provide a customized online strategy utilizing premier brands, content targeting and mass reach.

24/7 Search

        We develop and provide performance-based search marketing services for the Internet through 24/7 Search, our wholly owned subsidiary. 24/7 Search helps connect Internet marketers with the consumers that are most likely to purchase their products and services via the Internet, while those users are actively searching for information about these products. We use proprietary technology to help Internet marketers determine a large set of keywords relevant to their product offering and negotiate a "per-click" fee they will pay for each user delivered to their sites. Through our relationships with major search engines, we help our customers receive enhanced placement in search results for the selected keyword phrases. We believe our search marketing solutions offer Internet marketers a cost-effective method to increase exposure and conversion.

Other Media Services

        We also provide customers with other media solutions including 24/7 Messenger, an interactive desktop information and messaging tool, and access to a suite of integrated Internet promotions software and a permission-based e-mail database.

Technology Solutions

The Open AdSystem™ Platform

        We invented and continue to enhance our Open AdSystem platform, which includes a suite of advertising delivery and management software, all based on our patented technology. Through our global sales force and account management team, we provide solutions hosted locally by our customers on their servers or centrally by us on our servers to Web sites, ad agencies and advertisers.

        Our key product offerings include our advertising delivery and management solutions: Open AdStream® software, the Open AdStream Central service, and the Open Advertiser™ service. Open AdStream software is our licensed advertising delivery and management software designed to run on local servers operated by our customers. The Open AdStream Central service is an application distributed to our customers from software hosted centrally on our servers. Our Open Advertiser service is an application distributed from our servers that enables Internet advertisers and agencies to streamline the advertising management process with analytical tools. We launched our Open Advertiser service in the U.S. in June 2003.

Open Insight

        In January 2003, we acquired Insight First, Inc. which allows us to provide solutions for audience management strategies using analytical tools. Based on patent-pending technology, our Open Insight™ analytics solution provides real-time reporting functionality and revenue-generating marketing intelligence to Internet publishers and helps marketers measure, analyze and monetize their audience.

Other Technology Services

        We also provide technology services, including the technical support and resources that meet the varying requirements of our customers. Our technology services include advertising trafficking (the upload of creative units onto the Open AdStream software and distribution of corresponding links to campaign sites), consulting services (including customized implementation, unique reporting needs, integration of business data), customer support, training, and help desk operations.

Corporate

        24/7 Real Media is a Delaware Corporation formed in 1998 with its principal executive offices located at 1250 Broadway, 28th Floor, New York, New York 10001. Our main telephone number is (212) 231-7100 and our main corporate Web site is www.247realmedia.com. All of our EDGAR filings with the Securities and Exchange Commission may be accessed through this Web site.

FORWARD LOOKING STATEMENTS

        This prospectus contains or incorporates by reference statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including those set forth under "Risk Factors" below.

        Words such as "expect", "anticipate", "intend", "plan", "believe", "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

RISK FACTORS

        You should carefully consider the following factors and other information included or incorporated by reference in this prospectus before deciding to purchase our common stock. Any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects, which could in turn have a material adverse effect on the price of our common stock. In this case, you may lose all or part of your investment.

We Anticipate Continued Losses And We May Never Be Profitable.

        We have not achieved profitability in any period and we may not be able to achieve or sustain profitability in the future. We incurred net losses of $4.8 million and $7.9 million for the six month periods ended June 30, 2003 and 2002, respectively. Each of our predecessors had net losses in every year of their operation. We may incur operating losses for the foreseeable future. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future.

The Success Of Our 24/7 Search Operations Depend On A Small Number Of Search Engine Clients, The Loss Of A Single Search Engine Client Could Result In A Substantial Decrease In Our 24/7 Search Revenue.

        We have generated a significant portion of our 24/7 Search revenue from relationships with a small number of search engines, including Inktomi, Google, Alta Vista, MyGeek, Overture, and AskJeeves. We expect that a small number of search engine clients will continue to generate a majority or more of our 24/7 Search revenue for the foreseeable future. Due to recent changes at Inktomi, following its acquisition by Yahoo!, the revenue we generate from this relationship has declined recently and our contract expired in May 2003. The interruption or loss of any of our primary search engine relationships could cause a significant decrease in 24/7 Search revenue. As a result of consolidation among search engines, and other search marketing companies, we could lose one of more of our clients or face increased competition from clients that internally develop or acquire capabilities similar to our service. In addition, as our search engine clients' operations continue to evolve, we may be required to adjust our business strategy to maintain relationships with our clients which could have a material adverse effect on our 24/7 Search revenue.

Our Revenues Are Subject To Seasonal Fluctuations.

        We believe that our revenues are subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarters of each year and direct marketers mail substantially more marketing materials in the third quarter each year. Furthermore, Internet user traffic typically drops during the summer months, which reduces the number of advertisements to sell and deliver. Expenditures by advertisers and direct marketers tend to vary in cycles that reflect overall economic conditions as well as budgeting and buying patterns. Our revenue could be materially reduced by a decline in the economic prospects of advertisers, direct marketers or the economy in general, which could alter current or prospective advertisers' spending priorities or budget cycles or extend our sales cycle. Due to such risks, you should not rely on quarter-to-quarter comparisons of our results of operations as an indicator of our future results

We Have A Very Substantial Overhang Of Common Stock And Future Sales Of Our Common Stock Will Cause Substantial Dilution And May Negatively Affect The Market Price Of Our Common Stock.

        As of August 12, 2003, there were 79.1 million shares of our common stock outstanding. We also have an aggregate of approximately 97 million shares of common stock that may be sold into the market in the future including approximately 18.7 million shares of our common stock issuable upon exercise of options, 68.7 million shares of our common stock issuable upon conversion of our outstanding preferred stock, and 9.6 million common stock warrants. In addition, if we undertake an additional financing involving securities convertible into shares of our common stock, the aggregate number of shares into which those securities are convertible will further increase our overhang. We cannot predict the effect, if any, that future sales of shares of our common stock into the market, or the availability of shares of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares issued upon the exercise of stock options or conversion of shares of Preferred Stock), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for our common stock.

We May Implement A Reverse Stock Split Of Our Common Stock.

        Our stockholders approved a series of amendments to our certificate of incorporation at our July 29, 2003 stockholders meeting. These amendments authorized our board of directors to effect a reverse split of all outstanding shares of our common stock at an exchange ratio of between one-for-2, and one-for-15. At any time prior to the 2004 annual meeting of stockholders, the board of directors has the sole discretion to elect, as it determines to be in the best interests of our company and our stockholders, whether or not to effect a reverse stock split, and if so at which of the approved ratios. If the board of directors elects to implement a reverse stock split, the number of issued and outstanding shares of common stock would be reduced in accordance with the exchange ratio for the selected reverse stock split. The par value of the common stock would remain unchanged at $.01 per share and the number of authorized shares of common stock would also remain unchanged. In determining whether or not to implement a reverse stock split, and the appropriate exchange ratio, the board would assess a variety of factors, including but not limited to analysis of our most recent fiscal quarter and general conditions, as well as the trading price of our common stock on the days leading up to the date of the reverse stock split. The effect of any reverse stock split upon the market price of our common stock cannot be predicted, and the history of reverse stock splits for companies in similar circumstances is varied. The trading price of our common stock may not rise in exact proportion to the reduction in the number of shares of our common stock outstanding as a result of the reverse stock split and there may not be a sustained increase in the trading prices of our common stock after giving effect to the reverse stock split. Moreover, the trading price may not remain above the thresholds required by the NASDAQ Stock Market and we may not be able to continue to meet the other continued listing requirements of the NASDAQ Stock Market.

The Power Of Our Board Of Directors To Designate And Issue Shares Of Stock Could Have An Adverse Effect On Holders Of Our Common Stock.

        We are authorized to issue up to 350,000,000 shares of common stock which may be issued by our board of directors for such consideration as they may consider sufficient without seeking stockholder approval. The issuance of additional shares of common stock in the future will reduce the proportionate ownership and voting power of current stockholders. Our Certificate of Incorporation also authorizes us to issue up to 10,000,000 shares of preferred stock, the rights and preferences of which may be designated by our board of directors. These designations may be made without stockholder approval. The designation and issuance of preferred stock in the future could create additional securities which would have dividend and liquidation preferences prior in right to the outstanding shares of common stock. These provisions could also impede a change in control of the Company.

Sunra And Publigroupe Collectively Hold A Majority Of The Total Outstanding Voting Power Of 24/7 Real Media And Will Likely Be Able To Influence Certain Approval Matters And Prevent A Change Of Control.

        Sunra Capital Holdings Ltd. and affiliated parties are currently the beneficial owner of 42.2 million shares of our common stock. PubliGroupe USA Holdings is the beneficial owner of 12.5 million shares of our common stock and has entered into an agreement to vote on all matters in accordance with the recommendations of our Board of Directors. Additionally, the terms of the Series A Preferred Stock, owned principally by Sunra, contain certain protective provisions that provide such holders an effective veto right over certain corporate matters.

        Based on their voting power, Sunra and PubliGroupe may effectively be able to determine the outcome of all matters requiring stockholder approval, including the election of directors, amendment of our charter and approval of significant corporate transactions, and will likely be in a position to prevent a change in control of 24/7 Real Media even if the other stockholders were in favor of the transaction.

Our Preferred Stock Has Liquidation Preference And Participation Rights That Could Reduce Or Eliminate Any Proceeds Available To Our Common Stockholders Upon A Sale Of Our Company.

        In addition, under certain circumstances, upon the sale, liquidation or dissolution of the Company, our Series A and Series C preferred stockholders maybe entitled to receive an aggregate liquidation preference of $15.2 million plus accrued dividends, before our common stockholders receive any payment. After receipt of this payment, the preferred stockholders may also have the right to participate in receiving proceeds payable to the common stockholders on an as-converted basis. As result, in the event of a sale, liquidation or dissolution of the Company, including one in which the total proceeds represent a premium to the then prevailing price per share of our common stock, our common stockholders may experience substantial dilution in the amount payable to them, and if total proceeds are less than or equal to the liquidation preference, then our common stockholders will not receive any proceeds.

High Volatility Of Stock Price.

        The market price of our common stock has fluctuated in the past and may continue to be volatile. In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. Investors may be unable to resell their shares of our common stock at or above the purchase price. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Many companies in our industry have been subject to this type of litigation in the past. We may also become involved in this type of litigation. Litigation is often expensive and diverts management's attention and resources, which could materially and adversely affect our business, financial condition and results of operations.

We Do Not Intend To Pay Future Cash Dividends.

        We currently do not anticipate paying cash dividends on our common stock at any time in the near future. We may never pay cash dividends or distributions on our common stock. Whether we pay cash dividends in the future will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, and any other factors that the Board of Directors decides is relevant.

Effects Of Anti-Takeover Provisions Could Inhibit The Acquisition Of Our Company.

        Some of the provisions of our certificate of incorporation, our bylaws and Delaware law could, together or separately:

    •
    discourage potential acquisition proposals;

    •
    delay or prevent a change in control;

    •
    impede the ability of our stockholders to change the composition of our board of directors in any one year; and

    •
    limit the price that investors might be willing to pay in the future for shares of our common stock.

Our Business May Not Grow If The Internet Advertising Market Does Not Continue To Develop.

        The Internet as a marketing medium has not been in existence for a sufficient period of time to demonstrate its effectiveness. Our business would be adversely affected if the Internet advertising continues to remain soft or fails to develop in the near future. There are currently no widely accepted standards to measure the effectiveness of Internet marketing other than clickthrough rates, which generally have been declining. We cannot be certain that such standards will develop to sufficiently support Internet marketing as a significant advertising medium. Actual or perceived ineffectiveness of online marketing in general, or inaccurate measurements or database information in particular, could limit the long-term growth of online advertising and cause our revenue levels to decline.

SELLING STOCKHOLDERS

        The following table sets forth the number of shares owned by each selling stockholder as of August 27, 2003. All information contained in the table below is based upon information provided to us by the selling stockholders, and we have not independently verified this information. We are not able to estimate the amount of shares that will be held by the selling stockholders after the completion of this offering because the selling stockholders may offer all or some of their shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of their shares. The following table assumes that all of the shares being registered will be sold. The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed sale of shares.

	SHARES OWNED BEFORE OFFERING			SHARES OWNED AFTER OFFERING
NAME OF STOCKHOLDER			REGISTERED SHARES(2)
	NUMBER	PERCENTAGE(1)		NUMBER	PERCENTAGE
PubliGroupe USA Holding, Inc. (3)	12,545,504	15.69%	4,800,000	7,745,518	9.69%
Little Wing L.P.	5,464,028	6.40%	5,464,028	—	—
Cramer Krassett Co.	2,276,677	2.77%	2,276,677	—	—
Holl & Co. LP	1,349,621	1.66%	1,349,621	—	—
Bronnerlehe Group Limited	1,668,858	2.04%	1,668,858	—	—
Tradewinds Fund Ltd.	1,366,007	1.68%	1,366,007	—	—
David J. Moore (4)	6,191,662	7.76%	1,138,338	5,053,324	6.08%
Couchman Partners, L.P.	1,138,338	1.40%	1,138,338	—	—
Harold M. Engle (5)	1,324,418	1.39%	1,121,976	—	—
Insignia Partners, LP	1,138,338	1.40%	1,138,338	—	—
Matinicus, LP	1,124,684	1.39%	1,124,684	—	—
Tistor Promotions Corporation	1,138,338	1.40%	1,138,338	—	—
Joseph Waechter (6)	42,206,491	35.61%	899,718	41,306,773	34.84%
Atlas Investors LLC	910,671	1.13%	910,671	—	—
California Atlantic Ltd. Inc.	2,877,762	3.52%	2,877,762	—	—
James Chaplin	898,815	1.11%	898,815	—	—
RVM Global Partners	910,671	1.13%	910,671	—	—
Stephen A. Cowan	897,842	1.11%	897,842	—	—
Morrison Partners	224,936	*	224,936	—	—
H-Z Partners LLC (7)	449,874	*	449,874	—	—
Val Zammit	507,509	*	455,335	52,174	*
Cabernet Partners, LP	455,335	*	455,335	—	—
Dennis Moriarty	455,335	*	455,335	—	—
Edward O'Dea	455,335	*	455,335	—	—
High Capital Funding LLC	455,335	*	455,335	—	—
Lance York	455,335	*	455,335	—	—
Philip B. Smith (8)	455,335	*	455,335	—	—
IQ Venture Partners, Inc.	25,898	*	25,898	—	—
Stephen Chandler	455,335	*	455,335	—	—

	SHARES OWNED BEFORE OFFERING			SHARES OWNED AFTER OFFERING
NAME OF STOCKHOLDER			REGISTERED SHARES(2)
	NUMBER	PERCENTAGE(1)		NUMBER	PERCENTAGE
Strathbogie Trust Co. Ltd.	455,335	*	455,335	—	—
Tim Brown	663,670	*	455,335	208,335	—
Chardonnay Partners, LP	227,667	*	227,667	—	—
Kevin P. Daly	227,667	*	227,667	—	—
Ravi Yadav	227,667	*	227,667	—	—
Thomas Gilbert	269,061	*	269,061	—	—
Whitney Quillen	10,348	*	10,348	—	—
Andreas Pagel (9)	299,515	*	136,599	162,916	*
Janet Hsu	112,221	*	112,221	—	—
Christopher Wagner (10)	599,457	*	91,067	553,924	*
Derrick Horner (11)	356,429	*	89,762	266,667	*
Kris Heinrichs (12)	259,017	*	91,067	167,950	*
Gregory Horner	89,738	*	89,738	—	—
John Piccone (13)	254,937	*	68,300	186,637	*
Stuart Shaw (14)	142,349	*	44,927	97,422	*
Tony Schmitz	58,451	*	45,533	12,918	*
Audrey M. Blauner (15)	136,220	*	22,767	113,453	*
Jerome Fitzgibbons (16)	111,438	*	22,767	88,671	*
Audrey Douek (17)	83,689	*	11,383	72,306	*
John C. Jones	126,081	*	126,081	—	—
Millard E. Tydings	12,100	*	12,100	—	—
William N. Tifft	3,395	*	3,395	—	—
*
Represents less than 1% of the outstanding common stock.

(1)
Calculated based on Rule 13d-3 of the Securities Exchange Act of 1934 using 79,970,995 shares of common stock outstanding as of August 27, 2003.

(2)
Except for PubliGroupe USA Holding, Inc., this column represents the maximum number of shares issuable in connection with the Company's private placement of Series C-1 Convertible Redeemable Preferred Stock in May 2003. California Atlantic Ltd. Inc., Gravitas LLC and IQ Venture Partners, Inc. received warrants to purchase 983,111, 51,742 and 41,394 shares of common stock, respectively, as a placement fee in connection therewith. For PubliGroupe USA Holding, Inc., this column represents shares issued as partial consideration in connection with the cancellation of the Company's indebtedness to PubliGroupe USA Holding, Inc

(3)
Pursuant to a Lock-Up and Standstill Agreement dated October 31, 2001, PubliGroupe USA Holding has agreed: (i) through October 2004, without the consent of the Company, not to acquire additional shares of the Company's common stock or take any corporation action inconsistent with the recommendations of the Board of Directors of the Company, and (ii) through October 2006, to vote its shares at any stockholder meeting in the manner recommended by the Board of Directors of the Company, as reflected in the Company's proxy statement.

(4)
Includes 41,666 shares of restricted stock issued under the 1998 stock incentive plan that vest over four years from January 1, 2000 and that are subject to forfeiture under the plan. Includes 211,463 shares of common stock held by a family trust and other trusts held for the benefit of family members, beneficial ownership of which is disclaimed by Mr. Moore. Mr. Moore's wife is the trustee of each such trust. Includes vested options to purchase 1,995,199 shares of common stock exercisable within 60 days of August 28, 2003.

(5)
Includes an indirect beneficial ownership of 202,442 shares of common stock issuable upon conversion of shares of Series C Stock held by Morrison Partners.

(6)
Includes (i) 36,523,009 shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock held by Sunra Capital Holdings Limited ("Sunra"); (ii) 3,248,267 shares of Common Stock Sunra Capital Holdings Limited; (iii) 1,217,434 shares of Common Stock issuable upon conversion of shares of Series A Stock held by the Joseph W. Waechter and Anita A. Waechter Revocable Trust dated June 10, 1998 (the "Waechter Trust"); (iv) 358,157 shares of Common Stock held by the Waechter Trust; and (v) 827,883 shares of Common Stock issuable upon conversion of Shares of Series C Convertible Preferred Stock. Includes vested options to purchase 16,667 shares of common stock exercisable within 60 days of August 28, 2003. The number of shares of Common Stock issuable upon conversion of shares of Series A Stock and Series C Stock and upon exercise of such warrants are subject to antidilution adjustments. As a result of an agreement between the Company and Sunra entered into to assure compliance with Nasdaq's voting rights requirements set forth in Nasdaq Marketplace Rule 4351, 862,638 of the shares held by Sunra will be voted by the Company on all matters presented to the stockholders in the same proportion as all other shares of common stock voted on all matter. Mr. Waechter is also (i) a director and the President of Sunra Capital Holdings Limited, (ii) the sole member and manager of California Pacific Capital LLC ("CPC"), which holds sole voting and dispositive power over the Company's shares held by Sunra pursuant to a Management Agreement between Sunra and CPC and (iii) a trustee of the Waechter Trust.

(7)
Includes an indirect beneficial ownership of 172,476 shares of common stock issuable upon conversion of shares of Series C Stock held by Matinicus, LP. H-Z Partners LLC disclaims beneficial ownership of such shares.

(8)
Excludes 41,394 shares of common stock issuable upon exercise of a warrant held by IQ Venture Partners, Inc., an entity of which Mr. Smith is Vice Chairman. Mr. Smith disclaims beneficial ownership of such shares.

(9)
Includes vested options to purchase 162,916 shares of common stock exercisable within 60 days of August 28, 2003.

(10)
Includes vested options to purchase 359,344 shares of common stock exercisable within 60 days of August 28, 2003.

(11)
Includes (i) 200,000 shares of restricted stock issued under the 2002 stock incentive plan that vest quarterly and that are subject to forfeiture under the plan and (ii) vested options to purchase 66,667 shares of common stock exercisable within 60 days of August 28, 2003.

(12)
Includes vested options to purchase 155,088 shares of common stock exercisable within 60 days of August 28, 2003.

(13)
Includes vested options to purchase 186,637 shares of common stock exercisable within 60 days of August 28, 2003.

(14)
Includes vested options to purchase 83,776 shares of common stock exercisable within 60 days of August 28, 2003.

(15)
Includes vested options to purchase 86,103 shares of common stock exercisable within 60 days of August 28, 2003.

(16)
Includes vested options to purchase 10,416 shares of common stock exercisable within 60 days of August 28, 2003.

(17)
Includes vested options to purchase 67,806 shares of common stock exercisable within 60 days of August 28, 2003 held by Jay Aber, Ms. Douek's spouse.

Conversion of Outstanding Indebtedness to PubliGroupe USA Holdings, Inc.

        The Company had issued three Promissory Notes to PubliGroupe USA Holding, Inc., ("PubliGroupe"), a significant shareholder, totaling $7.5 million. One note for $4.5 million had an interest rate of 4.5% with principal and interest due on October 30, 2006. Two notes for $1.5 million each had an interest rate of 6% with principal and interest due in January 2005 and May 2005, respectively. Pursuant to a letter agreement, dated May 23, 2003 (the "Letter Agreement"), PubliGroupe surrendered for cancellation the three Promissory Notes plus accrued interest of approximately $0.5 million in exchange for a cash payment of $1.5 million and 4.8 million shares of the Company's common stock, valued at $1.8 million. As a result of the transaction, additional paid-in capital increased $6.5 million—$1.8 million from the issuance of stock and $4.7 million gain on the retirement of debt. In connection with the issuance of shares of common stock to PubliGroupe, Sunra Capital Holdings Ltd., our primary Series A Preferred stockholder, agreed not to seek conversion of that number of Series A Preferred shares that could be converted into 4.8 million shares of common stock in order to facilitate the Company's issuance of such shares of common stock to PubliGroupe in accordance with the limit on the Company's authorized share capital contained in the Company's certificate of incorporation. On May 28, 2003, 24/7 Real Media, Inc. issued a press release announcing that it had completed a transaction to cancel the $7.5 million principal of the Company's indebtedness, plus all accrued interest thereon, held by PubliGroupe in exchange for $1.5 million in cash and 4.8 million shares of Common Stock of the Company.

        Pursuant to the Letter Agreement, the Company and PubliGroupe amended the Lock-up and Standstill Agreement dated October 30, 2001 among the Company, PubliGroupe and PubliGroupe S.A. (the "Lock-up Agreement") to delete the provisions thereof restricting sales of Common Stock by PubliGroupe and its subsidiaries and substituting therefor PubliGroupe's agreement that it will not sell more than 1,000,000 shares of Common Stock on any trading day or more than 5,000,000 shares of Common Stock in any calendar month except with the prior written consent of the Issuer and except for any private sale, transfer or disposition by PubliGroupe of any shares of Common Stock to a third party. The parties also modified the standstill provision of the Lock-up Agreement to permit PubliGroupe to acquire the 4,800,000 shares of Common Stock issued to it pursuant to the Letter Agreement.

Private Placement of Series C-1 Nonvoting Convertible Redeemable Preferred Stock

        In June 2003, the Company completed a private placement (the "Financing") of approximately $7.18 million of Series C-1 Nonvoting Convertible Redeemable Preferred Stock (the "Series C-1 Preferred Stock"), together with related Common Stock Warrants, to several investment funds and individual investors, including members of the Company's management (the "Investors"). The private placement of the Company's Series C-1 Preferred Stock was conducted in two tranches. Investors in the first tranche purchased approximately $3.40 million of the Series C-1 Preferred Stock. Investors in the second tranche purchased approximately $3.78 million of the Series C-1 Preferred Stock.

        All outstanding shares of Series C-1 Preferred Stock automatically converted into shares of Series C Convertible Preferred Stock (the "Series C Preferred Stock") upon the approval of the Company's stockholders at the Annual Meeting held on July 29, 2003.

        In connection with the Financing, the Company also issued two warrants to each Investor to purchase shares of Common Stock at an exercise price per share equal to the Conversion Price, of which (i) one warrant entitles the

        Investor to purchase up to an additional 10% of the aggregate number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock and only becomes exercisable upon the effective date of the conversion of shares of Series C Preferred Stock into shares of Series C Preferred Stock; and (ii) a second warrant entitles the Investors to purchase up to approximately 4.8% of the aggregate number of shares of Common Stock that would have been issuable upon conversion of the Series C Preferred Stock and only becomes exercisable in the event the Investor becomes entitled to redeem shares of Series C-1 Preferred Stock. Each warrant will remain exercisable until the fifth anniversary of the date on which the warrant first became exercisable. All warrants issued pursuant to this transaction may be exercised through a cashless exercise. The second warrants were cancelled upon the automatic conversion on July 29, 2003 of shares of Series C Preferred Stock into shares of Series C Preferred Stock.

        Each share of Series C Preferred Stock is convertible into Common Stock at any time at the option of the holder thereof at a conversion price of $0.24158 per share of Common Stock (the "Conversion Price"). There will be no change to the conversion ratio of the Series C Preferred Stock based upon the future trading price of the Common Stock. The conversion price of the Series C Preferred Stock is subject to adjustment in the event of future issuances of Company equity at a purchase price lower than the Conversion Price according to a weighted average formula.

        At any time after May 31, 2005, the Company may automatically convert each share of then outstanding Series C Preferred Stock into the applicable number of shares of Common Stock if, among other things, the Common Stock is then traded, the average per share closing price of the Common Stock is greater than three (3) times the Conversion Price over a sixty (60) trading day period, the average daily trading volume of the Common Stock over such period is at least 200,000 shares and there is an effective registration statement covering the resale of all shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock.

        Holders of the Series C Preferred Stock generally will vote together with the holders of shares of Common Stock and other series of Preferred Stock of the Company, with each share of Series C Preferred Stock representing that number of votes equal to that number of shares of Common Stock into which it is then convertible. However, the holders of the Series C Preferred Stock will be entitled to a separate class vote with respect to certain matters, including the creation of a class or series of stock having preferences or privileges senior to or on a parity with the Series C Preferred Stock and any amendment or waiver of any provision of the Company's Certificate of Incorporation or Bylaws that would adversely affect the rights, privileges and preferences of the Series C Preferred Stock.

        The foregoing description of the Financing is only a summary and is qualified in its entirety by reference to the aforementioned transaction documents filed as exhibits to the Company's Current Report on Form 8-K, dated May 28, 2003.

        This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

PLAN OF DISTRIBUTION

        We are registering the common stock on behalf of the above selling stockholders. The selling stockholders are offering shares of common stock that they received in connection with the transactions described above. As used in this prospectus, the term "selling stockholders" includes pledgees, transferees or other successors-in-interest selling shares received from the selling stockholders as pledgors, borrowers or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling stockholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. The selling stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale or non-sale related transfer. We will not receive any of the proceeds of such sales by the selling stockholders.

        The selling stockholders may sell their shares of common stock directly to purchasers from time to time. Alternatively, they may from time to time offer the common stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders or the purchasers of such securities for whom they may act as agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of common stock may be deemed to be "underwriters" within the meaning of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the U.S. Securities and Exchange Act of 1934, as amended (the "Exchange Act").

        The common stock may be sold by the selling stockholders from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the common stock may be affected by means of one or more of the following transactions (which may involve cross or block transactions):

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    on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale,

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    in the over-the-counter market,

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    in transactions otherwise than on such exchanges or services or in the over-the-counter market or

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    through the purchase and sale of over-the-counter options.

        In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker/dealers, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell common stock short and deliver common stock to close out such short positions, or loan or pledge common stock to broker dealers that in turn may sell such securities.

        At the time a particular offering of the common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount common stock being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any, discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers.

        The selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the common stock by the selling stockholders. The foregoing may affect the marketability of such securities.

        Pursuant to the various registration rights agreements with the selling stockholders who received their shares of common stock in connection with the above acquisitions and transactions, all expenses of the registration of the common stock will be paid by us, including, without limitation, SEC filing fees; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. The selling stockholders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. We will be indemnified by the selling stockholders severally against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

        In addition, any common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption rather than pursuant to this prospectus. There is no assurance that any selling stockholder will sell any or all of the common stock, and any selling stockholder may transfer, devise or gift such common stock by other means not described herein.

        The selling stockholders have agreed not to offer or sell the shares covered by the shelf registration statement for a period not to exceed 30 days during any 90-day period and an aggregate of 60 days during any twelve-month period when the Company advises the selling stockholders that it may have material non-public information.

        To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. The prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. The documents contain important information about 24/7 Real Media and its finances.

        We incorporate by reference:

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    our Annual Report on Form 10-K for the year ended December 31, 2002, as filed on March 31, 2003;

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    our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, as filed on May 15, 2003;

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    our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, as filed on August 14, 2003;

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    our July 29, 2003 Proxy Statement, as filed on June 19, 2003;

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    our Current Report on Form 8-K, filed January 10, 2003;

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    our Current Report on Form 8-K, filed January 24, 2003;

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    our Current Report on Form 8-K, filed January 31, 2003;

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    our Current Report on Form 8-K, filed June 12, 2003; and

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    the description of the 24/7 Media common stock contained in our Registration Statement on Form 8-A dated July 28, 1998 registering the 24/7 Media common stock under Section 12(g) of the Securities Exchange Act of 1934.

        We also incorporate by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the completion of the offering of the shares of common stock offered hereby. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements.

        When reading this prospectus, you should consider that any statement contained in this prospectus may be modified or superseded by any other statement made in this prospectus to the extent that the second statement modifies or supersedes the first statement. This would also apply to any statement that is incorporated by reference, or deemed to be incorporated by reference, in any document filed by 24/7 Media after the date of this prospectus, including any supplement to this prospectus. Any statement which is modified or superseded as described in the previous sentence is not a part of this prospectus, except as such statement is modified or superseded.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

        24/7 Real Media, Inc.
        Legal Department
        1250 Broadway, 28th Floor
        New York, New York 10001
        (212) 231-7100

        This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933. You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than on the front of this document.

LEGAL MATTERS

        Certain matters with respect to the validity of the shares of common stock offered by this prospectus will be passed upon for us by Proskauer Rose LLP.

EXPERTS

        The consolidated financial statements of 24/7 Real Media, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for the year ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of Goldstein Golub Kessler LLP, independent accountants, incorporated by reference herein, given on the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of 24/7 Real Media, Inc. and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the two-year period ended December 31, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, given on the authority of said firm as experts in accounting and auditing. The report of KPMG LLP, dated March 29, 2002, except for footnotes 3 and 4(b), which are as of October 15, 2002, contains two explanatory paragraphs. The first explanatory paragraph states that the Company has suffered recurring losses from operations since inception and has a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. The second explanatory paragraph states that the Company revised the consolidated financial statements and footnotes to reflect the sale of its IMAKE subsidiary as a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As discussed in Note 3 of the Annual Report on Form 10-K for the year ended December 31, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002.

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TABLE OF CONTENTS
24/7 REAL MEDIA, INC.
FORWARD LOOKING STATEMENTS
RISK FACTORS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS